                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                  SCHEDULE 13D
                   Under the Securities Exchange Act of 1934


                                 Sheldahl, Inc.
                                ----------------
                                (Name of Issuer)


                    Common Stock, par value $.25 per share
                    --------------------------------------
                         (Title of Class of Securities)


                                  822440103
                               --------------
                               (CUSIP Number)

                              Louis A. Hecht, Esq.
                    Corporate Secretary and General Counsel
                               Molex Incorporated
                             2222 Wellington Court
                           Lisle, Illinois 60532-1682
                                 (630) 969-4550
               -------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                  July 30, 1998
                         -----------------------------
                         (Date of Event which Requires
                           Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ]

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

                         (Continued on following page)

CUSIP No. 822440103               13D

 1    NAME OF REPORTING PERSON                        Molex Incorporated


 2    CHECK THE APPROPRIATE BOX                                         (a) [  ]
      IF A MEMBER OF A GROUP                                            (b) [  ]

 3    SEC USE ONLY

 4    SOURCE OF FUNDS                                          WC


 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
      IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)                             [  ]

 6    CITIZENSHIP OR PLACE OF ORGANIZATION                    Delaware

  NUMBER OF       7    SOLE VOTING POWER                      2,411,220
   SHARES
BENEFICIALLY      8    SHARED VOTING POWER                       0
  OWNED BY
    EACH          9    SOLE DISPOSITIVE POWER                 2,411,220
  REPORTING
 PERSON WITH     10    SHARED DISPOSITIVE POWER                  0

 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          2,441,220


 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES                                                        [  ]

 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)          -       20.6%*

 14   TYPE OF REPORTING PERSON                                                CO

*/ Based upon the 9,660,615 shares of the Company's Common Stock represented to be outstanding as of July 29, 1998 by the Company in the Stock Purchase Agreement (as defined herein). Includes 340,000 shares of the Company's Common Stock held by Molex, assumes the exercise of the Warrant (as defined herein) held by Molex to acquire 120,000 shares of the Company's Common Stock and assumes the conversion of the 12,000 shares of the Company's Series D Convertible Preferred Stock held by Molex into Common Stock.

CUSIP No. 822440103                 13D

ITEM 1.  SECURITY AND ISSUER

    This statement relates to the common stock, par value $.25 per share (the "Common Stock"), of Sheldahl, Inc. a Minnesota corporation (the "Company"). The Company's principal executive offices are located at 1150 Sheldahl Road, Northfield, Minnesota 55057.


ITEM 2.  IDENTITY AND BACKGROUND

    This statement is filed by Molex Incorporated, a Delaware corporation ("Molex"). Molex is a leading manufacturer of electronic, electrical and fiber optic interconnection products and systems; switches; and application tooling. The address of the principal business and principal office of Molex is 2222 Wellington Court, Lisle, Illinois 60532-1682.

    Information responsive to Items 2(a), 2(b), 2(c) and 2(f) of Schedule
13D in respect of each of the directors and executive officers of Molex is set forth in Annex I to this Schedule 13D and is incorporated herein by reference.

    Frederick A. Krehbiel, Chairman of the Board and Chief Executive Officer of Molex, and John H. Krehbiel, Jr., President and a director of Molex, are the trustees of the John H. Krehbiel Trust dated May 14, 1981, as amended and restated (the "Trust"). The Trust, Frederick A. Krehbiel and John H. Krehbiel, Jr. are general and limited partners of the Krehbiel Limited Partnership, an Illinois limited partnership (the "Partnership"). The Trust was formed for estate planning purposes, and the Partnership was formed for the purpose of consolidating voting power and control with respect to shares of Molex capital stock beneficially owned by certain members of the Krehbiel family into one entity. Partnership actions with respect to shares of Molex capital stock held by the Partnership, including the exercise of voting rights and any action to sell, exchange or otherwise dispose of such shares, require the unanimous approval of the Trust, Frederick A. Krehbiel and John H. Krehbiel, Jr. Beneficial ownership of Molex capital stock by the Trust, Frederick A. Krehbiel and John H. Krehbiel, Jr. provides such parties, if acting in concert, with virtual power to elect or remove the members of the Board of Directors of Molex and determine the outcome of matters requiring approval of the stockholders of Molex. The address of the principal business and principal office of the Trust and the Partnership is c/o Molex Incorporated, 2222 Wellington Court, Lisle, Illinois 60532-1682.

    During the last five years, neither Molex nor, to its knowledge, the Trust, the Partnership, or any of their respective trustees, partners, directors or executive officers (i) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

CUSIP No. 822440103               13D

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

    On July 30, 1998, Molex purchased 12,000 shares (the "Shares") of the Company's Series D Convertible Preferred Stock (the "Series D Preferred Stock"), with a par value of $1.00 per share and a stated value of $1,000 per share (the "Stated Value"), from the Company at a cost of $1,000 per share, or an aggregate of $12,000,000, pursuant to that certain Convertible Preferred Stock Purchase Agreement dated as of July 30, 1998 (the "Stock Purchase Agreement") among the Company, Molex and certain other purchasers of Series D Preferred Stock named therein. As partial consideration for the transaction, the Company issued a warrant (the "Warrant") to Molex to purchase up to 120,000 shares of the Company's Common Stock at an exercise price equal to $7.6875 per share (subject to adjustment as provided therein), exercisable at any time from July 30, 1998 (the "Closing Date") through and including July 29, 2001. All funds used by Molex to purchase the Shares were obtained from the working capital of Molex.


ITEM 4.  PURPOSE OF TRANSACTION

    Molex acquired the Shares and the Warrant for the purpose of acquiring an additional equity investment in the Company.

    Molex may purchase additional securities of the Company from time to time, which may result in acquiring control of the Company, or propose, or exercise
its right of first refusal described in Item 6 below with respect to,   an
extraordinary business transaction involving the Company, either itself, through entities under its control and/or in concert with others, either in open market transactions, in privately- negotiated transactions or otherwise depending on Molex's evaluation of the Company's business, prospects and financial condition, the market for the stock of the Company, the terms and conditions of the transaction, other opportunities available to Molex, prospects for Molex's own business, general market conditions, financial market conditions and other factors Molex may deem relevant to its investment decisions. Molex also may, subject to the transfer restrictions contained in the Stock Purchase Agreement and Registration Rights Agreement discussed in item 6 below, either itself, through entities under its control and/or in concert with others, dispose of some or all of its investment in the Company depending on similar considerations. Such dispositions may be made from time to time in open market transactions, underwritten public offerings, privately-negotiated transactions or otherwise, on such terms and at such prices as Molex shall determine. A purchase or sale of additional securities of the Company by Molex could result in a change of control and/or a change in management and policies of the Company or lead to an extraordinary corporate transaction.

    Except as set forth in this Item 4 or in Item 6 below, neither Molex, nor to its knowledge, the Trust, the Partnership or any of their respective trustees, partners, directors or executive officers has any present plans or proposals that relate to or that could result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

CUSIP No. 822440103               13D

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

    (a) As of the date hereof, Molex beneficially owned 2,411,220 shares of Common Stock, or approximately 20.6% of the shares of Common Stock outstanding (assuming exercise of the Warrant and conversion of the Series D Preferred Stock held by Molex into Common Stock). To Molex's knowledge, neither the Trust nor the Partnership, nor any of the trustees, partners, directors or executive officers of Molex, the Trust or the Partnership, beneficially owns any shares of Common Stock, except that (a) by virtue of their collective authority as members of the Board of Directors of Molex, the directors of Molex may be deemed to share the power to direct the vote, and to direct the disposition, of the shares of Common Stock by Molex and (b) by virtue of their beneficial ownership of Molex capital stock described in Item 1 hereof, the Trust, Frederick A. Krehbiel and John H. Krehbiel, Jr. may be deemed to share the power to direct the vote, and to direct the disposition, of the shares of Common Stock beneficially owned by Molex. Any such indirect beneficial ownership is hereby disclaimed. The percentages used in this paragraph 5(a) are calculated based upon the 9,660,615 shares of Common Stock represented to be outstanding as of July 29, 1998 by the Company in the Stock Purchase Agreement.

    (b) Molex has sole voting power and sole investment power with respect to the 2,411,220 Shares of Common Stock that it beneficially owned as of the date hereof. To Molex's knowledge, neither the Trust nor the Partnership, nor any of the trustees, partners, directors or executive officers of Molex, the Trust or the Partnership, has any sole or shared voting power or investment power with respect to any shares of Common Stock, except that, (a) by virtue of their collective authority as members of the Board of Directors of Molex, the directors of Molex may be deemed to share the power to direct the vote, and to direct the disposition, of the shares of Common Stock beneficially owned by Molex and (b) by virtue of their beneficial ownership of Molex capital stock described in Item 1 hereof, the Trust, Frederick A. Krehbiel and John H. Krehbiel, Jr. may be deemed to share the power to direct the vote, and to direct the disposition, of the shares of Common Stock beneficially owned by Molex. Any such indirect beneficial ownership is hereby disclaimed.

    (c) The responses to Items 3 and 4 of this statement are incorporated herein by reference. In addition, Molex has effected the following purchases of Common Stock during the preceding 60 days:



         Date of Purchase      No. of Shares    Price Per Share
         ----------------      -------------    ---------------
                 6/3/98           65,000           $9.0480
                 6/4/98           15,000           $9.1250
                 6/5/98           20,000           $9.3440
                 7/7/98           20,000           $8.4840
                 7/8/98           20,000           $8.5625

Except as set forth in Items 3 and 4 above and in this Item 5(c), neither Molex nor to its knowledge, the Trust, the Partnership, or any of their respective trustees, partners, directors

CUSIP No. 822440103               13D

or executive officers has effected any transactions in the Common Stock during the preceding 60 days.

    (d)  Not applicable.

    (e)  Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

    On July 30, 1998, Molex purchased 12,000 Shares of Series D Preferred Stock from the Company pursuant to the Stock Purchase Agreement.

Certificate of Designation

    The Certificate of Designation, Preferences and Rights of Series D Convertible Preferred Stock of the Company, dated July 30, 1998 (the "Certificate of Designation"), provides, among other things, that holders of Series D Preferred Stock are entitled to receive, annually on July 30 of each year, in arrears, dividends on the Series D Preferred Stock at a rate per share (as a percentage of the Stated Value per share) equal to 5% per annum, payable (except in certain limited circumstances) in shares of Common Stock or, at the option of the Company, in cash, provided that such payment may not be made until all accrued and unpaid dividends on the Company's Series B Preferred Stock previously issued by the Company ("Series B Preferred Stock") for all past dividend periods have been paid and all conversion notices related thereto have been honored to the date of such payment.

    Except in certain limited circumstances set forth in the Certificate of Designation and as otherwise required by law, the Series D Preferred Stock has no voting rights. Upon any liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, the holders of the Series D Preferred Stock are entitled to receive out of the assets of the Company, whether such assets are capital or surplus, an amount per share equal to the Stated Value plus accrued but unpaid dividends per share, whether declared or not, after payment of all amounts due the holders of the Series B Preferred Stock but before any distribution or payment is made to the holders of the Company's Junior Securities (as defined in the Certificate of Designation), including the Common Stock.

    Each share of Series D Preferred Stock is convertible by the holder thereof into shares of Common Stock at the Conversion Ratio (as defined below) at the option of the holder in whole or in part at any time after the Closing Date. If, at any time after six months following the Closing Date, the Per Share Market Value (as defined in the Certificate of Designation) of the Common Stock is greater than $12.30 for at least 30 consecutive business days and the average daily trading volume of the Common Stock on the Nasdaq National Market for such 30 consecutive business days exceeds 50,000 shares (subject to adjustment as provided therein), then the Company may, upon 10 days notice provided thereafter, require the conversion of all but not less than all of the then outstanding Series D Preferred Stock at the Conversion Ratio calculated on the Company Conversion Date (as

CUSIP No. 822440103               13D

defined in the Certificate of Designation). All, but not less than all, of the then outstanding Series D Preferred Stock shall automatically be converted at the Conversion Ratio on the date of the closing of a Public Offering (as defined below) or such other date as directed by the managing underwriter.

    "Conversion Ratio" with respect to a share of Series D Preferred Stock means a fraction, of which the numerator is the Stated Value of such share plus accrued and unpaid dividends (including any accrued but unpaid interest thereon) but only to the extent not paid in cash in accordance with the Certificate of Designation, and of which the denominator is the Conversion Price at such time. The "Conversion Price" is initially $6.15, subject to adjustment from time to time as provided in the Certificate of Designation.

    "Public Offering" means a firm commitment underwritten public offering of Common Stock under which the gross cash proceeds to the Company (after underwriting discounts, commissions and fees) are at least $25 million and in which the offering price in such public offering is not less than 200% of the Conversion Price.

Stock Purchase Agreement

    The Stock Purchase Agreement provides, among other things, that if Molex should decide to dispose of any of the Shares, the Warrant or the shares of Common Stock issuable upon conversion of the Shares, exercise of the Warrant or which may be issued as payment of dividends on the Shares in accordance with the Certificate of Designation (collectively, the "Securities"), Molex may only do so only pursuant to an effective registration statement under the Securities Act of 1933, as amended (the "Securities Act"), or pursuant to an available exemption from the registration requirements of the Securities Act. In connection with any transfer of any Securities other than pursuant to an effective registration statement or to the Company or to an affiliate of Molex or pursuant to Rule 144 under the Securities Act, the Company may require Molex to provide the Company with a written opinion of counsel experienced in the area of United States securities laws selected by Molex, the form and substance of which shall be reasonably satisfactory to the Company, to the effect that such transfer does not require registration of such transferred securities under the Securities Act.

Warrant

    In connection with the transactions contemplated by the Stock Purchase Agreement, the Company issued the Warrant to Molex to purchase, upon the terms and subject to the conditions set forth therein, up to 120,000 shares of Common Stock at an exercise price equal to $7.6875 per share (subject to adjustment as provided therein), exercisable at any time from the Closing Date through and including July 29, 2001.

Registration Rights Agreement

    In connection with the transactions contemplated by the Stock Purchase Agreement, the Company, Molex and the other purchasers of the Series D Preferred Stock named therein entered into a Registration Rights Agreement dated as of July 30, 1998 (the "Registration

CUSIP No. 822440103               13D

Rights Agreement"), pursuant to which the Company agreed to prepare and file with the Securities and Exchange Commission (the "Commission") within 25 days after the Closing Date a shelf registration statement (the "Registration Statement") covering all Registrable Securities (as defined below) for an offering to be made on a continuous basis pursuant to Rule 415 under the Securities Act. The Company has agreed to use commercially reasonable efforts to cause the Registration Statement to be declared effective under the Securities Act as promptly as possible after the filing thereof, but in any event within 90 days after the Closing Date and to keep the Registration Statement continuously effective under the Securities Act until the date which is two years after the date that the Registration Statement is declared effective by the Commission or such earlier date when all the Registrable Securities covered by the Registration Statement have been sold or may be sold without volume restrictions pursuant to Rule 144 under the Securities Act as determined by counsel to the Company pursuant to a written opinion letter addressed to the Company's transfer agent to such effect.

    Pursuant to the Registration Rights Agreement, Molex has agreed that
(i) it will not sell any Registrable Securities under the Registration Statement until it has received copies of the Prospectus (as defined in the Registration Rights Agreement) as then amended or supplemented and notice from the Company that such Registration Statement and any post-effective amendments thereto have become effective and (ii) Molex and its officers, directors or affiliates will comply with the Prospectus delivery and any other requirements of the Securities Act applicable to them in connection with sales of Registrable Securities pursuant to the Registration Statement.

    Pursuant to the Registration Statement, Molex has also agreed, upon receipt of a notice from the Company of the occurrence of any event of the kind described in Sections 3(c)(ii) through 3(c)(v) of the Registration Rights Agreement (generally relating to the issuance of stop orders suspending the effectiveness of the Registration Statement, requests for additional information and related matters), Molex will discontinue disposition of the Registrable Securities under the Registration Statement until Molex's receipt of copies of the supplemented Prospectus and/or amended Registration Statement or until it is advised in writing by the Company that the use of the applicable Prospectus may be resumed and, in either case, has received copies of any additional or supplemental filings that are incorporated or deemed to be incorporated by reference in such Prospectus or Registration Statement.

    The rights of Molex under the Registration Rights Agreement, including the right to have the Company register the Registrable Securities for resale in accordance with the terms thereof, are automatically assignable by Molex to any assignee or transferee of all or a portion of the Series D Preferred Stock, the Warrant or the Registrable Securities, provided that certain conditions set forth in the Registration Rights Agreement are satisfied.

    "Registrable Securities" means, with respect to the Registration Statement to be filed after the Closing Date, the shares of Common Stock issuable upon
(i) conversion of the Series D Preferred Stock, (ii) exercise of the Series D Warrants (as defined in the Registration Rights Agreement), including the Warrant and (iii) payment of dividends in respect of such Series D Preferred Stock.

CUSIP No. 822440103               13D

Rights Amendment

    On July 25, 1998, the Board of Directors of the Company authorized an amendment (the "Rights Amendment") to, and effective July 25th, 1998 the Company and Norwest Bank Minnesota, N.A. amended, Section 1(a) of the Company's Rights Agreement dated as of June 16, 1996. Section 1(a), as amended and in its entirety, is as follows:

    "(a)    Acquiring Person shall mean any Person (as such term is hereinafter defined) who or which, together with all Affiliates (as such term is hereinafter defined) and Associates (as such term is hereinafter defined) of such Person, without the prior approval of a majority of the Board of Directors, shall be the Beneficial Owner (as such term is hereinafter defined) of voting securities having fifteen percent (15%) or more of the then voting power of the Company, but shall not include the Company, any Subsidiary of the Company, any employee benefit plan of the Company or of any Subsidiary of the Company, or any entity organized, appointed or established by the Company for or pursuant to the terms of any such plan; provided, however, that if a Person is the Beneficial Owner at the close of business on the date of this Agreement of fifteen percent (15%) or more of the voting power of the Company, such Person shall not be deemed an Acquiring Person unless and until such Person acquires any additional Common Stock in any manner other than pursuant to a stock dividend, stock split, recapitalization or similar transaction that does not affect the percentage of outstanding Common Stock beneficially owned by such Person. Notwithstanding the foregoing or the last sentence of this Section 1(a), no Person shall become an Acquiring Person as the result of an acquisition of Common Stock by the Company which, by reducing the number of shares outstanding, increases the proportionate number of shares beneficially owned by such Person to fifteen percent (15%) or more of the then voting power of the Company then outstanding; provided, however, that if a Person shall become the Beneficial Owner of fifteen percent (15%) or more of the then voting power of the Company then outstanding by reason of shares purchased by the Company and shall, after such share purchases by the Company, become the Beneficial Owner of any additional Common Stock of the Company, then such Person shall be deemed to be an Acquiring Person. Notwithstanding the foregoing, if a majority of the Continuing Directors then in office determines in good faith that a Person who would otherwise be an Acquiring Person, as defined pursuant to the foregoing provisions of this paragraph (a), has become such inadvertently, and such Person divests as promptly as practicable a sufficient number of shares of Common Stock so that such Person would no longer be an Acquiring Person, as defined pursuant to the foregoing provisions of this paragraph (a), then such Person shall not be deemed to be an Acquiring Person for any purposes of this Agreement. Notwithstanding the foregoing, Molex Incorporated and its Affiliates and Associates shall not be deemed an Acquiring Person until such time as any one of them becomes the Beneficial Owner of twenty-two percent (22%) or more of the voting power of the Company and references to fifteen percent (15%) in this Agreement shall be deemed to refer to twenty-two percent (22%) when applied to Molex Incorporated and its Affiliates and Associates; provided that Common Stock received by Molex Incorporated as dividends paid or accrued on the Company's Series D Convertible Preferred Stock (the Series D Preferred) shall be excluded from such Beneficial Ownership calculation for Molex Incorporated and its Affiliates and Associates so long as such Beneficial Ownership includes only shares of the Company's Common Stock owned as of the date hereof, shares of Series D Preferred, shares of Series D

CUSIP No. 822440103               13D

Preferred converted into Common Stock, Common Stock received as dividends paid or accrued on the Series D Preferred and Common Stock issued directly to Molex Incorporated after the date hereof of the Company."

    The foregoing summary of certain provisions of the Certificate of Designation, the Stock Purchase Agreement, the Warrant, the Registration Rights Agreement and the Rights Amendment is not intended to be complete and is qualified by reference to such documents set forth in Exhibits 1 through 5 attached hereto.

Additional Agreements

    In connection with the transactions contemplated by the Stock Purchase Agreement, the Company has granted Molex the right to select one representative for nomination to the Board of Directors of the Company, a right of first refusal to purchase the Company in the event that the Board of Directors elects to sell the Company and certain preemptive rights with respect to future equity offerings. The documentation memorializing the granting of such rights has not yet been finalized.

    Except as summarized above, to Molex's knowledge, there exist no contracts, arrangements, understandings or relationships (legal or otherwise) among Molex, the Trust, the Partnership and their respective trustees, partners, executive officers or directors or between such persons and any person with respect to any securities of the Company, including but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

    1. Certificate of Designation, Preferences and Rights of Series D Convertible Preferred Stock of the Company, dated July 30, 1998.

    2. Convertible Preferred Stock Purchase Agreement, dated as of July 30, 1998, among the Company, Molex and the other purchasers of Series D Preferred Stock set forth therein.

    3.   Warrant, dated as of July 30, 1998, issued by the Company to Molex.

    4. Registration Rights Agreement, dated as of July 30, 1998, among the Company, Molex and the other purchasers of Series D Preferred Shares set forth therein.

    5. Amendment No. 1, dated as of July 25, 1998, to Rights Agreement, dated as of June 16, 1996, between the Company and Norwest Bank Minnesota, National Association.

CUSIP No. 822440103               13D


                                   SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I hereby certify that the information set forth in this statement is true, complete and correct.



                                        Dated:  August 10, 1998


                                        MOLEX INCORPORATED


                                        By:   /s/ LOUIS A. HECHT
                                           --------------------------------
                                        Name:    Louis A. Hecht
                                        Title:   Corporate Secretary and
                                                 General Counsel

CUSIP No. 822440103               13D


                                    ANNEX I


    Set forth below are the name, business address and present principal occupation of each of the directors and executive officers of Molex. Except as otherwise noted, each such person is a citizen of the United States and the business address of each such person is c/o Molex Incorporated, 2222 Wellington Court, Lisle, Illinois 60532-1682.


                                      PRESENT PRINCIPAL OCCUPATION,
                                      CITIZENSHIP AND BUSINESS ADDRESS
                NAME                  IF OTHER THAN AS INDICATED ABOVE
                ----                  --------------------------------
              Directors
  Frederick A. Krehbiel . . . . .     Chairman and Chief Executive Officer
                                      Molex Incorporated

  John H. Krehbiel, Jr. . . . . .     President and Chief Operating Officer
                                      Molex Incorporated


  Robert J. Potter  . . . . . . .     President and Chief Executive Officer
                                      R.J. Potter Company
                                      (business consulting)
                                      Williams Square, Suite 1110
                                      5215 North O'Connor Boulevard
                                      Irving, TX  75039

  Edgar D. Jannotta . . . . . . .     Senior Director, William Blair & Company, LLC
                                      (securities and investment banking)
                                      222 West Adams Street
                                      Chicago, IL  60606

  F.L. Krehbiel . . . . . . . . .     Assistant to the Regional President (Americas) -
                                      Global Desktop Business
                                      Molex Incorporated

  Donald G. Lubin . . . . . . . .     Partner
                                      Sonnenschein Nath & Rosenthal (law firm)
                                      8000 Sears Tower
                                      Chicago, Illinois 60606

CUSIP No. 822440103               13D


                                      PRESENT PRINCIPAL OCCUPATION,
                                      CITIZENSHIP AND BUSINESS ADDRESS
                NAME                  IF OTHER THAN AS INDICATED ABOVE
                ----                  --------------------------------
  Masahisa Naitoh . . . . . . . .     Senior Advisor for The Institute of Energy
                                      Economics, Japan (private think tank)
                                      Senior Managing Director of Itochu Corporation
                                      (Japanese global trading firm)
                                      International Advisory Board
                                      Member of Elf Acquitane
                                      (French global financial institution)
                                      5-1, Kita-Aoyama 2-chome, Minato-ku
                                      Tokyo 107-8077, Japan
                                      (citizen of Japan)

  Michael J. Birck  . . . . . . .     President and Chief Executive Officer
                                      Tellabs, Inc.
                                      (telecommunications equipment)
                                      4951 Indiana Avenue
                                      Lisle, IL  60532

  Douglas K. Carnahan . . . . . .     Retired
                                      Former Senior Vice President and General Manager of
                                      Measurement Systems Organization of Hewlett-Packard
                                      Company
                                      (computers, computer peripherals and
                                      instrumentation)
                                      4410 West Chinden
                                      Meridian, ID  83642


         Executive Officers
         ------------------

  Frederick A. Krehbiel . . . . .     Chairman and Chief Executive Officer

  John H. Krehbiel, Jr. . . . . .     President and Chief Operating Officer

  J. Joseph King  . . . . . . . .     Executive Vice President

  Raymond C. Wieser . . . . . . .     Senior Vice President, Americas Region

  Robert B. Mahoney . . . . . . .     Corporate Vice President, Treasurer and Chief
                                      Financial Officer


CUSIP No. 822440103               13D


                                      PRESENT PRINCIPAL OCCUPATION,
                                      CITIZENSHIP AND BUSINESS ADDRESS
                NAME                  IF OTHER THAN AS INDICATED ABOVE
                ----                  --------------------------------
  Ronald L. Schubel . . . . . . .     Corporate Vice President and Regional President,
                                      Far East South

  Werner W. Fichtner  . . . . . .     Corporate Vice President and Regional President,
                                      Europe
                                      Molex Services GmbH
                                      Dingolfinger Strasse 4
                                      D-81673
                                      Munich, Germany
                                      (citizen of Germany)

  Goro Tokuyama . . . . . . . . .     Corporate Vice President, Regional President, Far
                                      East North and President of Molex Japan Co., Ltd.
                                      1-5-4 Fukami-Higashi
                                      Yamato City, Kanagawa
                                      242-8585 Japan
                                      (citizen of Japan)


  Martin P. Slark . . . . . . . .     Corporate Vice President and Regional President,
                                      Americas

  James E. Fleischhacker  . . . .     Corporate Vice President and President, DataComm
                                      Division Americas

  Kathi M. Regas  . . . . . . . .     Corporate Vice President

  Louis A. Hecht  . . . . . . . .     Corporate Secretary and General Counsel
